EXHIBIT 11

Schedule of Computation of Net Earnings Per Share
(Amounts in thousands, except earnings per share)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Basic Earnings Per Share

Net earnings	$1,735	$783	$2,787	$1,402

Weighted-average Common Shares:

Basic Shares Outstanding	8,015	7,842	7,997	7,784

Basic Earnings Per Share	$0.22	$0.10	$0.35	$0.18

Diluted Earnings Per Share

Net earnings	$1,735	$783	$2,787	$1,402

Weighted-average Common Shares:

Outstanding	8,015	7,842	7,997	7,784

Stock Options	105	23	90	31

Restricted Stock	43	93	59	111

Diluted Shares Outstanding	8,163	7,958	8,146	7,926

Diluted Earnings Per Share	$0.21	$0.10	$0.34	$0.18